

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Erqi Wang
Chief Executive Officer
Jin Medical International Ltd.
No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People's Republic of China

> **Re: Jin Medical International Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 28, 2020**
> **CIK No. 0001837821**

Dear Mr. Wang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted December 28, 2021

Prospectus Summary
Overview, page 1

1. Please balance your disclosure where you state that you have relationships with over forty dealers to highlight the fact that approximately 79% of your sales for the six months ended March 31, 2021 were attributable to your top two customers and approximately 82% of your sales for the fiscal year ended September 30, 2019 were attributable to your top three customers.

2. We note your disclosure on page 2 that you "own two manufacturing facilities in China."

However, we note your disclosure on page 105 where it appears that you lease one of your two manufacturing facilities. Please correct this inconsistency or otherwise advise.

3. We note your disclosure on page 117 that, "[t]he Company manufactures wheelchairs and wheelchair components as subcontracted by Nissin Medical Industries Co., Ltd. ("Nissin"), which imports and distributes the Company's products in Japan under Nissin's brands." We also note your disclosure here that Nissin is your "largest dealer and sole distributor in Japan." Please expand your disclosure here and elsewhere in your Business section as appropriate to further clarify your relationship with Nissin, including the fact that your products sold in Japan are sold under Nissin's brand, or otherwise advise.

Corporate Structure, page 5

4. Identify the natural persons who are the shareholders of the VIE and each subsidary of the VIE, including but not limited to the Changzhou Zhongin Shareholders.

5. Revise your Corporate Structure to identify Zhongjin Jinao, the entity that obtained the 2015 value-added telecommunications business operating license and is in the process of renewing it. Further define Zhongjin Jinao in your definitions section, summary and throughout the disclosure.

6. Please explain the status of the current business use of the value-added telecommunications business operation license obtained in 2015 by Zhongjin Jinao. Disclose the timing of the company's plans to "open its own internet platform for selling and promoting products directly to its end-users." We note that the license expired in June 2020 and the Company is in the process of renewing it.

7. Please disclose the commercial name of your company as required by Item 4.A.1 of Form 20-F. For example, we note that your logo contains the name Jin Med, your website is www.zhjmedical.com and the legal name of your operating companies contain Zhongjin. Please clarify in your disclosure the name(s) by which your customers recognize you.

8. Disclose the business purpose for using the VIE structure for the business entities that do not hold the telecommunications business license, given that your current production and operation do not fall within any items on the Negative List.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 10

10. Please update your risk factor disclosure by relocating risks that could apply generally to any company or offering of securities to the end of the risk factor section under the

caption "General Risk Factors." In addition, your risk factor disclosure exceeds 15 pages. Please include summary risk factor disclosure of no more than two pages in the forepart of your registration statement. Refer to Item 105 of Regulation S-K and SEC Release No. 33-10825.

Risks Related to Our Business, page 10

11. Based on your disclosures on page 122, it is not clear that your CEO or CFO has US GAAP accounting experience. Please tell us the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations, including education, professional designations such as Certified Public Accountant (U.S.) and professional experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP. If your staff does not have sufficient knowledge of US GAAP and SEC rules and regulations, please provide a risk fact that appropriately addresses the potential implications of this limited knowledge.

A significant portion of our revenue is concentrated on a few large customers..., page 10

12. We note that as of March 31, 2020 you only had two large customers that account for most of your revenue whereas in the prior year you had three large customers. Please update your disclosure to include the reason for the loss of customer or otherwise advise. In addition, to the extent that your business is substantially dependent on a contractual agreement with these customers, in your business section please identify the customer, disclose the material terms, and file the agreement as an exhibit to your registration statement. Please refer to Item 4(b) of Form F-1 and 601(b)(10) of Regulation S-K.

Our expansion into new product categories may expose us to new challenges and more risks., page 15

13. We note your disclosure elsewhere that you are currently selling your living aids products to a few selected customers to test the markets for these products. In addition, we note your disclosure that you only started selling electric wheelchairs in 2018. Please update your disclosure here to discuss the roll-out of your new electric wheelchairs and living aids products. To the extent there are known material risks or challenges with respect to these products please include disclosure here or otherwise advise.

Risks Related to Our Corporate Structure, page 18

14. Please consider the addition of risk factor disclosure relating to your VIE structure and the risk incumbent upon the potential misuse or misappropriation of controlling nontangible assets, including chops and seals. Refer to CF Disclosure Guidance: Topic No. 10 for additional guidance.

Risks Related to Doing Business in China, page 22

15.   Please consider the addition of risk factor disclosure relating to regulatory environment in China, including disclosure on (i) how intellectual property rights and protections may be insufficient for your material intellectual property in China and (ii) how the increased global focus on environmental and social issues and China's potential adoption of more stringent standards in these areas may adversely impact your operations. Refer to CF Disclosure Guidance: Topic No. 10 for additional guidance.

We may be subject to penalties if we are not in compliance with the PRC's regulations relating to employee's social insurance and housing..., page 32

16.   We note your disclosure that the company has not paid in full the housing funds required for all of its employees. Please revise to quantify the shortage of contributions to the housing funds and the sources of funds that will be used to make such contributions.

Disclosure Regarding Forward-Looking Statements, page 43

17.   You caution investors not to place "undue reliance" on forward-looking statements based on statistical data obtained from government publications. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise your disclosure accordingly.

Use of Proceeds, page 45

18.   On page 95, we note your disclosure that you plan to build your "own online platform to directly promote and sell [y]our products to end users globally." If a principal intended use of proceeds from this offering will be to develop your online platform, please expand your disclosure in this section as appropriate or otherwise advise.

Capitalization, page 47

19.   It appears you have only considered your equity in the determination of your capitalization. Please note, your total capitalization table should also include your short and long term debt balances. Please modify your presentation accordingly and refer to Item 3.B of Form 20-F for guidance.

COVID-19 Impact, page 52

20.   Given the amount of time that has passed since the initial COVID-19 outbreak in December 2019, please update your disclosure to discuss the specific impact observed in fiscal year end 2020, including the material operational challenges that your company may have faced. For example, we note your disclosure that your revenue decreased by approximately $3.7 million during the fiscal year 2020. However, please include a discussion of the COVID-19 impact for the fiscal year 2020 for your other material key performance indicators. In addition, please tell us what consideration you gave to

providing expanded information regarding the specific impacts you have experienced to your operations and relevant metrics resulting from the COVID-19 pandemic. Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 65

21. We note your disclosures in your financial statements and elsewhere that the majority of your revenue and expense transactions are denominated in RMB and a significant portion of your assets and liabilities are denominated in RMB. In light of the fact that the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions, please expand your disclosures to indicate how earnings and cash are transferred from your PRC subsidiary and VIE to your entities outside the PRC and, conversely, how cash is transferred to your PRC subsidiary and VIE. Please also disclose restrictions that impact the ability to transfer cash within your corporate structure. Finally, please disclose the amount of cash denominated in RMB.

22. Your accounts receivable as of September 30, 2019 and March 30, 2020 appear to have increased at a greater rate than your revenues. In this regard, and based on our calculations, your days sales outstanding has increased from 114 days at September 30, 2019 to 179 days at March 30, 2020. Please explain the reason(s) for this apparent deterioration in days sales outstanding. If this is a trend that continued through September 30, 2020, please expand your disclosures to provide the following:

- Disclose your Days Sales Outstanding as your latest balance sheet presented and provide an explanation for increases as compared to prior periods;
- Disclose information regarding the aging of your receivable balances and provide explanations for changes as compared to prior periods;
- Clarify the typical payment terms of your sales to customers and whether you have provided any extended payment terms;
- Disclose more specifically how you determined the allowance for doubtful accounts and how you took into account the above factors; and
- Address the implications of increasing days sales outstanding on your results of operations, financial position and liquidity.

Refer to Section IV.B.1 of SEC Release No. 33-8350.

Business, page 88

23. We note your disclosure that your success "depends heavily on offering innovative wheelchair products" and "[y]our R&D department continuously delivers innovative designs that are both lightweight and ergonomic." Please expand your disclosure to describe how your products and services are "innovative" and designed to achieve "high customer satisfaction."

Contractual Arrangements among WFOE, Changzhou Zhongjin and Changzhou Zhongjin's

Shareholders, page 91

24. Please include a discussion of the Spousal Consents and parties thereto.

High Quality Products that Focus on Customer Needs, page 94

25. Please substantiate your claim that you have "high quality products" that are the "highest quality for the costs" or elsewhere in the draft registration statement where you state your products are "first-class." Alternatively, please revise your disclosure.

Increase Our Production Capability to Increase Sales, page 96

26. We note your disclosure here that you "believe it is essential to expand and update [y]our production facilities, and increase [y]our production capability in order to keep up with the customer demand and sales." However, we note your disclosure that your "facilities are suitable and adequate for [y]our operations and adequately maintained." Please correct for this apparent inconsistency or otherwise advise. In addition, please describe in greater detail the steps you plan to take to expand and update your production facilities.

Research and Development, page 102

27. We note your disclosure here that your "R&D department is led by our CEO, Dr. Erqi Wang, with a team of than 30 employee." However, we note your disclosure elsewhere that your R&D team consists of 39 employees on pages 2, 39, 94 and 105. Please correct this apparent inconsistency or otherwise advise.

Competition, page 103

28. We note your disclosure on page 103 that you "focus on product innovation, operational improvement, and brand building has strengthened [y]our market position in Japan while driving rapid growth and expanding margins in the past two years." However, we note your disclosure on page 97 that your revenues in Japan have decreased from $16,370,440 in 2018 to $14,816,995 in 2019. In addition, it appears that that your reported revenue for the first half 2020 has decreased to $4,924,134. Similarly, we note your disclosure of lower gross margins on page 57. Please revise this statement on page 103 or otherwise advise.

Employees, page 105

29. We note your total number of employees decreased from 341 employees to 251 employees as of November 30, 2020. Please include narrative disclosure describing the reason for the material decrease in your headcount or otherwise advise.

Properties and Facilities, page 105

30. Please file your lease agreement for your manufacturing properties described on page 105 or advise. Refer to Item 8 of Form F-1. In addition, we note your lease for your staff

dormitory in Changzhou City was set to expire December 31, 2020. Please update the disclosure relating to this expired lease agreement of this section or otherwise advise.

Regulations, page 106

31. We note your disclosure that you "plan to further expand [y]our business in foreign markets beyond Japan and China." Please include a discussion of the regulatory environment for any foreign market you deem to be material or otherwise advise.

Executive Compensation, page 125

32. We note that Ziqiang Wang has served as the CFO of Changzhou Zhongjin, your VIE, since 2008. Please disclose the compensation for Mr. Wang for the last full financial year or otherwise advise. Refer to Item 6.B of Form 20-F.

Taxation, page 150

33. It appears that you do not intend to file a tax opinion with respect to Cayman Islands Taxation and United States Federal Income Taxation. Considering the complexity and uncertainty of your disclosures related to foreign tax credits and your status as a Passive Foreign Investment Company, please tell us why you do not think one is needed. Alternatively, please file opinions that address Cayman Islands and U.S. tax matters. See Item 601 of Regulation S-K, and Section III.A. of Staff Legal Bulletin No. 19.

Note 2 -- Summary of Significant Accounting Policies
Warranties, page F-12

34. You provide a risk factor on page 16 that your actual warranty costs may exceed your reserve, resulting in current period expenses and a need to increase your reserve for warranty costs. On page 102 you disclose that you offer a 10 year, one year and six month warranty related to your wheelchairs. If material, please revise to provide a tabular reconciliation of your warranty liability. Refer to ASC 460-10-50-8(c) for guidance.

Employee Benefit Expenses, page F-19

35. You indicate in your risk factor on page 32 that Changzhou Zhongjin has been "making social security premium at the lowest wages level possible for some of its employees, who actually make higher wages." Please quantify this deficiency and indicate whether or not you have accrued for this expense using appropriate rates. If you have note accrued for this expense using appropriate rates, please explain how your expense recognition complies with GAAP. Please expand your disclosures to discuss this apparent deficiency and quantify any potential late payments.

36. You also indicate in your risk factor on page 32 that you did not fully deposit some of your employees' housing funds. Please quantify such amounts and clarify whether or not your financial statements reflect the recognition of these expenses. If not, please explain the appropriateness of your accounting.

General

37. We note your disclosure that an underwriter will participate in the offering. Please name the underwriter in the next amendment to the draft registration statement.

38. Please clarify whether your named auditor has been your auditor for the preceding three years. If this is not the case, please provide the information called for by Item 1.C. of Form 20-F.

You may contact Tracey McKoy at 202-551-3772 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ying Li